UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

01741R102

(CUSIP Number)

Kevin R. Evanich, P.C., Kirkland & Ellis,

200 East Randolph Drive, Chicago, IL 60601 (312) 861-2200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 01741R102

1.	Name of Reporting Person Richard P. Simmons

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,657,429 8. Shared Voting Power 0 9. Sole Dispositive Power 7,657,429 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,657,429

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person IN

Items 4, 5 and 6 of the Statement on Schedule 13D dated August 21, 1996, as amended, are hereby further amended and restated in their entirety as follows:

Item 4.    Purpose of Transaction.

Mr. Simmons has held the ATI Common Stock reported in Item 5(a) for personal estate planning and investment purposes. As an ATI stockholder, Mr. Simmons has periodically reviewed and evaluated, and will continue to review and evaluate, the market for ATI Common Stock, the Company’s business, prospects and financial condition, general economic conditions, other opportunities available to him, and his personal financial and estate planning requirements, with a view toward potentially determining to increase or decrease his investment in ATI Common Stock through purchases or sales in the open market, through gifts or otherwise.

From time to time Mr. Simmons has discussed the Company’s business with certain officers and directors of the Company and has offered his counsel based on his experiences as a former director and executive officer. On February 18, 2003, Mr. Simmons sent a letter to James L. Murdy, the chief executive officer of the Company, in which Mr. Simmons outlined his concerns regarding the Company’s business plans and offered thoughts and suggestions regarding actions that might improve the Company’s operations and enhance shareholder value. On May 7, 2003, Mr. Simmons reiterated certain of his concerns and suggestions during a presentation to the Company’s Board of Directors. On May 15, 2003, Mr. Murdy sent a letter to Mr. Simmons acknowledging certain of Mr. Simmons’ concerns and summarizing management’s views regarding the Company’s direction.

Mr. Simmons may take part from time to time in discussions regarding the Company with management or directors of the Company, other shareholders, investment and financing professionals, sources of credit and other potential investors. In connection with any such discussions, Mr. Simmons may consider the feasibility and advisability of various alternative courses of action with respect to his investment with the Company, and Mr. Simmons reserves the right, subject to applicable law, (i) to hold his ATI Common Stock as a passive investor or as an active investor (including possibly as a member of a “group” with other beneficial owners of ATI Common Stock or otherwise), (ii) to acquire beneficial ownership of additional ATI Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of his ATI Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, including a change in control of the Company, or (v) to change his intention with respect to any or all of the matters referred to in this Item 4. Mr. Simmons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, an ongoing evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting Mr. Simmons and other factors which Mr. Simmons may deem relevant to his investment decisions.

Except as set forth herein, Mr. Simmons does not currently have any plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)	At the date of this Amendment No. 6, Mr. Simmons has sole voting and dispositive power with respect to 7,657,429 shares of ATI Common Stock, representing approximately 9.4% of the total number of the issued and outstanding shares of ATI Common Stock (based on information contained in the Form 10-Q Quarterly Report of ATI for the quarter ended March 31, 2003). Included in these shares of ATI Common Stock are 171,584 shares that are issuable upon exercise of stock options granted to Mr.

Simmons	pursuant to ATI incentive plans. The options are exercisable within 60 days after the date of this Amendment No. 6.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2003

/S/ RICHARD P. SIMMONS
Richard P. Simmons